                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             ---------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                                ITT Corporation
                           (Name of subject company)

                           Hilton Hotels Corporation
                                HLT Corporation
                                    (Bidder)

                           Common Stock, no par value
  (Including the associated Series A Participating Cumulative Preferred Stock
                                Purchase Rights)
                         (Title of class of securities)

                                   450912100
                     (CUSIP number of class of securities)

                                Matthew J. Hart
               Executive Vice President & Chief Financial Officer
                           Hilton Hotels Corporation
                            9336 Civic Center Drive
                        Beverly Hills, California  90210
                                 (310) 278-4321
(Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)

                             ---------------------

                                with a copy to:

                           Steven A. Rosenblum, Esq.
                         Wachtell, Lipton, Rosen & Katz
                              51 West 52nd Street
                           New York, New York  10019
                           Telephone:  (212) 403-1000

                           Calculation of Filing Fee
       Transaction Valuation/*/                     Amount of filing fee/**/
          $3,363,001,125                                $672,601

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 61,145,475 shares of Common Stock, no par value, of ITT Corporation and the associated Series A Participating Cumulative Preferred Stock Purchase Rights at $55 net per share in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by HLT Corporation for such number of shares.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: Not applicable.       Filing Party: Not applicable.
    Form or Registration No.: Not applicable.     Date Filed: Not applicable.

                                 SCHEDULE 14D-1


     ---------------------------------------------------------------------------
     I.   NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HILTON HOTELS CORPORATION

          36-2058176
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     II.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)   [_]



                                                                    (b)   [X]



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     III.  SEC USE ONLY

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     IV.  SOURCE OF FUNDS

          BK, WC

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     V.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(e) or 2(f)                                              [_]





     ---------------------------------------------------------------------------
     VI.  CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

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     VII.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          315,500 Shares See Section 8 of the Offer to Purchase, dated January, 31 1997, filed as Exhibit (a)(1) hereto

     ---------------------------------------------------------------------------
     VIII.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                          [_]



     ---------------------------------------------------------------------------
     IX.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          0.3%

     ---------------------------------------------------------------------------
     X.   TYPE OF REPORTING PERSON

          HC and CO

     ---------------------------------------------------------------------------

                                 SCHEDULE 14D-1



     ---------------------------------------------------------------------------
     A.   NAMES OF REPORTING PERSONS

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HLT CORPORATION

          95-4613538
     ---------------------------------------------------------------------------
     B.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)   [_]



                                                                  (b)   [X]



     ---------------------------------------------------------------------------
     C.   SEC USE ONLY

     ---------------------------------------------------------------------------
     D.   SOURCE OF FUNDS

          AF

     ---------------------------------------------------------------------------
     E.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(e) or 2(f)                                           [_]



     ---------------------------------------------------------------------------
     F.   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

     ---------------------------------------------------------------------------
     G.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          100 Shares

     ---------------------------------------------------------------------------
     H.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                       [_]



     ---------------------------------------------------------------------------
     I.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          0.0%

     ---------------------------------------------------------------------------
     J.   REPORTING PERSON

          CO

     ---------------------------------------------------------------------------

     Item 1.   Security and Subject Company.

          (a) The name of the subject company is ITT Corporation, a Nevada corporation (the "Company"). The address of the Company's principal executive offices is 1330 Avenue of the Americas, New York, New York 10019-5490.

          (b) This Statement on Schedule 14D-1 relates to the offer by HLT Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Parent"), to purchase 61,145,475 shares of Common Stock, no par value, of the Company (the "Common Stock"), or such greater number of shares of Common Stock which, when added to the number of shares of Common Stock owned by the Purchaser and its affiliates, constitutes a majority of the total number of shares of Common Stock outstanding on a fully diluted basis as of the expiration of the Offer (as defined herein) and unless and until validly redeemed by the Board of Directors of the Company, the Series A Participating Cumulative Preferred Stock Purchase Rights (the "Rights") associated therewith and issued pursuant to the Rights Agreement, dated as of November 1, 1995, between the Company and The Bank of New York, as Rights Agent, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated January 31, 1997, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), at a purchase price of $55 per share (and associated Right), net to the tendering stockholder in cash, without interest thereon. According to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, as of November 6, 1996, there were issued and outstanding 116.4 million shares of common stock, no par value, of the registrant. The information set forth in the "Introduction" of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

          (c) The information set forth in Section 6 ("Price Range of Shares and Rights; Dividends") of the Offer to Purchase is incorporated herein by reference.


     Item 2.  Identity and Background.

          (a)-(d); (g) This Statement is being filed by the Purchaser and Parent. The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and Schedule I thereto is incorporated herein by reference.

          (e) and (f) During the last five years, neither the Purchaser nor Parent, nor, to the best knowledge of the Purchaser and Parent, any persons controlling the Purchaser or Parent, or any of the persons listed on
     Schedule I to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


     Item 3.  Past Contacts, Transactions or Negotiations with the Subject
              Company.

          (a)-(b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.


     Item 4.  Source and Amount of Funds or Other Consideration.

          (a)-(b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

          (c)  Not applicable.


     Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder.

          (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

          (f)-(g) The information set forth in Section 13 ("Effect of the Offer on the Market for the Shares; New York Stock Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

     Item 6.   Interest in Securities of the Subject Company.

          (a) The information set forth in the Introduction and Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

          (b) The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and Schedule II thereto is incorporated herein by reference.


     Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

          The information set forth in the Introduction and Section 8 ("Certain Information Concerning the Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.


     Item 8.   Persons Retained, Employed or to be Compensated.

          The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.


     Item 9.   Financial Statements of Certain Bidders.

          The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and Schedule III thereto is incorporated herein by reference.


     Item 10.  Additional Information.

          (a)  Not applicable.

          (b)-(c) The information set forth in the Introduction and Section 15 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

          (d) The information set forth in Section 13 ("Effect of the Offer on the Market for the Shares; New York Stock Exchange Listing and Exchange

     Act Registration") and Section 15 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

          (e) The information set forth in Section 15 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

          (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
     (a)(2), respectively, is incorporated herein by reference.


     Item 11.  Material to be Filed as Exhibits.

     (a)  (1)  Offer to Purchase, dated January 31, 1997.

          (2)  Letter of Transmittal.

          (3)  Notice of Guaranteed Delivery.

          (4) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

          (5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

          (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

          (7)  Summary Advertisement as published on January 31, 1997.

          (8)  Text of Press Release, dated January 27, 1997, issued by Parent.

     (b)       Not applicable.

     (c)       Not applicable.

     (d)       Not applicable.

     (e)       Not applicable.

     (f)       None.

     (g) (1) Complaint seeking Declaratory and Injunctive Relief filed in the United States District Court for the District of Nevada on January 27, 1997.

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     Dated:  January 31, 1997



                                    HILTON HOTELS CORPORATION



                                    By: /s/ Matthew J. Hart
                                        --------------------------
                                    Name:  Matthew J. Hart
                                    Title: Executive Vice President



                                    HLT CORPORATION



                                    By: /s/ Matthew J. Hart
                                        ---------------------------
                                    Name:  Matthew J. Hart
                                    Title: President

                                 EXHIBIT INDEX
     Exhibit
       No.                      Description
     -------                    -----------

     (a)(1)   Offer to Purchase, dated January 31, 1997.

        (2)   Letter of Transmittal.

        (3)   Notice of Guaranteed Delivery.

        (4) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

        (5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

        (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

        (7)   Summary Advertisement as published on January 31, 1997.

        (8)   Text of Press Release, dated January 27, 1997, issued by Parent.

     (b)      Not applicable.

     (c)      Not applicable.

     (d)      Not applicable.

     (e)      Not applicable.

     (f)      None.

     (g)(1) Complaint seeking Declaratory and Injunctive Relief filed in the United States District Court for the District of Nevada on January 27, 1997.